EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$ 489,670	
Accounts receivable	41,514	
Employee advances	35,573	
TOTAL CURRENT ASSETS		$ 566,757
PROPERTY AND EQUIPMENT - net		54,475
OTHER ASSETS - security deposit		4,000
		$ 625,232

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	11,221	
Credit card payable	57,358	
Sales tax payable	13,310	
Customer deposits	10,850	
TOTAL CURRENT LIABILITIES		$ 92,739
STOCKHOLDERS' EQUITY		
Common stock - $0.0001 par value	776,223	
Retained earnings (deficit)	(243,730)	
TOTAL STOCKHOLDERS' EQUITY		532,493
		$ 625,232

EATCRATEFUL, INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2023

SALES - net		$ 1,481,908
COST OF SALES		
Inventories - beginning of year	$ ---	
Purchases	248,542	
	248,542	
Inventories - end of year	---	
TOTAL COST OF SALES		248,542
GROSS PROFIT		1,233,366
EXPENSES		
Salaries, contract services and related costs	700,590	
Operating	135,289	
General and administrative	392,975	
TOTAL EXPENSES		1,228,854
INCOME FROM OPERATIONS		4,512
INCOME TAXES		1,600
NET INCOME		2,912
RETAINED EARNINGS (DEFICIT) – beginning of year		(246,642)
RETAINED EARNINGS (DEFICIT) – end of year		$ (243,730)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2023

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,912	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	8,844	
Changes in assets and liabilities:		
Accounts receivable	23,626	
Employee advances	(18,657)	
Accounts payable and accrued expenses	(3,200)	
Credit card payable	45,500	
Sales taxes payable	(340)	
Income taxes payable	(20,571)	
Customer deposits	(4,995)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 33,119
NET INCREASE IN CASH		33,119
CASH AT BEGINNING OF YEAR		456,551
CASH AT END OF YEAR		$ 489,670
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income taxes paid		$ 22,171